                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------
                               (Amendment No. 2)
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------

                                WRP CORPORATION
                       (formerly known as Mbf USA, Inc.)
                       ---------------------------------
                                (Name of Issuer)

                            Common Stock, $.01 Value
                            ------------------------
                         (Title of Class of Securities)

                                   025480 104
                                   ----------
                                 (CUSIP Number)

                                 Lew Kwong Ann
                         500 Park Boulevard, Suite 1260
                             Itasca, Illinois 60143
                                 (630) 285-9191
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                               Stephen M. Wiseman
                                King & Spalding
                          1185 Avenue of the Americas
                            New York, New York 10036

                                 August 5, 1999
                         (Date of Event Which Requires
                           Filing of this Statement)

            If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
        Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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
SCHEDULE 13D                                                FORMS
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 025480 104                                        13D                   PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
                WRP Asia Pacific Sdn Bhd (formerly known as Wembley Rubber
                Products (M) Sdn Bhd)

           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [ ]
                                                                                                  (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                           [ ]
           TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                Malaysia
--------------------------------------------------------------------------------------------------------------------
 NUMBER OF
   SHARES       7      SOLE VOTING POWER                                                          3,752,538(1)
BENEFICIALLY    ----------------------------------------------------------------------------------------------------
  OWNED BY      8      SHARED VOTING POWER                                                        -0-
    EACH        ----------------------------------------------------------------------------------------------------
 REPORTING      9      SOLE DISPOSITIVE POWER                                                     3,752,538
PERSON WITH     ----------------------------------------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,752,538
--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      [ ]
           CERTAIN SHARES
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                54.2%(2)
--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------------------------------------------


(1) Represents 1,252,538 shares of Class A Common Stock of the Issuer which are convertible into Common Stock on a one-for-one basis and 2,500,000 shares of Common Stock owned directly.

(2) This percentage is based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S thereunder.



                                       2
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                       STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

              This Amendment No. 2 to the Schedule 13D filed by WRP Asia Pacific Sdn Bhd (formerly known as Wembley Rubber Products (M) Sdn Bhd) on April 10, 1998 hereby amends and replaces Item 4 as follows:

Item 4.     Purpose of Transaction.

       On June 7, 1999, WRP Asia Pacific Sdn Bhd ("WRP") made a proposal to the Board of Directors of the Issuer to combine WRP and the Issuer. The Issuer appointed a special committee of the Board of Directors to evaluate WRP's proposal. On August 5, 1999, WRP advised the special committee that WRP was withdrawing its proposal based upon its belief that current industry conditions and the uncertainty associated with the timing of any secondary offering by the combined company make the proposed merger less attractive at this time.

       Except as set forth above, WRP has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D; provided, however, as the holder of all of the Issuer's Class A Common Stock, WRP has the ability to appoint a majority of the Issuer's Board of Directors and may effect changes in the Issuer's Board of Directors as it sees fit.

                                   SIGNATURES
                                   ----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 1999

                                                  WRP ASIA PACIFIC SDN BHD

                                                  By:   /s/ LEW KWONG ANN
                                                     --------------------------
                                                        Name:  Lew Kwong Ann
                                                        Title: Director



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